
10013213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 5 2010
WASH, D.C.
193
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia
June 25, 2010

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2009	December 31, 2008
Assets		
Cash:	$ 549,268	$ 52,141
Investments at fair value:		
Gannett Co., Inc. common stock	143,715,003	34,511,472
Other investments	1,069,083,380	965,388,635
Total investments	1,212,798,383	999,900,107
Receivables:		
Employer contribution	14,253,752	84,499
Employee contributions	904,696	72,956
Interest and dividends	712,230	2,233,119
Due from broker, net	311,075	-
Other receivables	425,673	-
Total receivables	16,607,426	2,390,574
Total assets	1,229,955,077	1,002,342,822
Liabilities		
Other payables	1,491,180	628,150
Due to broker, net	-	771,316
Total liabilities	1,491,180	1,399,466
Net assets available for benefits, at fair value	1,228,463,897	1,000,943,356
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,006,857)	(70,212)
Net assets available for benefits	$1,225,457,040	$1,000,873,144

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2009
Contributions:	
Employer, net	$ 61,824,405
Employee	72,560,788
Total contributions	134,385,193
Investment income:	
Interest and dividends	24,552,338
Net appreciation in fair value investments	215,676,945
Total investment income	240,229,283
Total additions	374,614,476
Benefits paid to participants	(147,891,513)
Administrative expenses	(2,139,067)
Total deductions	(150,030,580)
Net increase	224,583,896
Net assets available for benefits:	
Beginning of year	1,000,873,144
End of year	$ 1,225,457,040

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

In June 2008, the Company's Board of Directors authorized and approved an amendment to the Plan. The amendment provided that effective August 1, 2008, participants whose benefits were frozen under the Gannett Retirement Plan and, if applicable, the Gannett Supplemental Retirement Plan will receive higher employer matching contributions under The Gannett Co., Inc. 401(k) Savings Plan. The Gannett Retirement Plan and the Gannett Supplemental Retirement Plan are defined benefit plans maintained by the Company. Under the new formula, the employer matching contribution rate increased from 50 percent of the first 6 percent of compensation that an employee elects to contribute to the plan to 100 percent of the first 5 percent of compensation. In 2009 the Plan also recognized additional employer contributions of $13.7 million for long-service employees related to 401(k) transition credits.

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), which is a subsidiary of The Bank of New York Mellon Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Hewitt Financial Services is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any Gannett common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment funds which include one privately managed fund, six registered investment company mutual funds, four "fund of funds" options, Gannett Co., Inc. common stock and target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after three years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $902,945 and $558,410 for the years ended December 31, 2009 and 2008, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 2003 through December 2008 the employer match was funded through open market purchases. In 2009, the employer match was generally funded using existing treasury shares. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with US generally accepted accounting principles, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Investments are reported at fair value. See Note 8 for discussion of fair value measurement.

In accordance with the Other Presentation Matters Subtopic of Accounting Standards Codification (ASC) Topic 962, *Plan Accounting – Defined Contribution Pension Plans*, the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of other investments in the Statement of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the ASC, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities and the value of the wrapper contract.

The average yield earned by the insurance contracts was 3.56% and 4.97% during the years ended December 31, 2009 and 2008, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 3.20% and 4.80% during the years ended December 31, 2009 and 2008, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends ASC 820, *Fair Value Measurements and Disclosures*, to require a number of additional disclosures regarding fair value measurements. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009. The Plan is currently assessing the impact of the adoption of ASU 2010-06.

In September 2009, the FASB issued ASU 2009-12, *Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent)*. ASU 2009-12 provides amendments to ASC 820, *Fair Value Measurements and Disclosures*. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of ASU 2009-12 using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946, *Financial Services, Investment Companies*, as of the reporting date entity's measurement date. ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. The amendments also require disclosures regarding the attributes of investments within the scope of ASU 2009-12, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded capital commitments and the investment strategies of the investees. The amended guidance is effective for interim and annual periods ending after December 15, 2009. The Plan adopted ASU 2009-12 in the current year and disclosures related to this ASU can be found in Note 8.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5 percent of the Plan's net assets available for benefits:

	December 31, 2009	December 31, 2008
Gannett Co., Inc. common stock:		
Participant directed	$134,196,822	$ *
Company match	9,518,181	*
Total Common Stock	143,715,003	*
Brandywine Fund	74,982,155	78,511,683
Dodge & Cox Balanced Fund	85,770,354	65,982,268
Vanguard S&P 500 Fund	65,953,262	*
Dreyfus Cash Management	*	79,329,970
PIMCO Total Return Fund	105,848,057	84,246,388
American Euro pacific Growth Fund	121,857,185	81,020,352

* Investment did not exceed 5% of the Plan's net assets available for benefits

A summary of net appreciation during the year ended December 31, 2009 was:

	Year Ended December 31, 2009
Common stock - Gannett Co., Inc.	$ 89,943,385
Mutual funds	67,024,999
Common stock - Managed accounts	10,251,338
Self-directed brokerage accounts	2,560,197
Other investments	45,897,026
Net appreciation in investments	$ 215,676,945

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2009 and 2008, the Plan held an investment of 9,677,778 and 4,313,934 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2009 and 2008 was $143,715,003 and $34,511,472, respectively.

The Plan's self-directed brokerage account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is also the Plan's record keeper.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2009.

On June 10, 2008, AXA Assurances I.A.R.D. Mutuelle (AXA) filed a form schedule 13G/A with the United States Securities and Exchange Commission (SEC) stating that it owned, together with its affiliates, 10.1 percent of the Plan sponsor's common stock. Alliance Bernstein L.P., a subsidiary of AXA, is a registered investment advisor that serves as the investment manager for the target maturity funds that are investment options to Plan participants. On May 11, 2009, AXA filed a form schedule 13G/A with the SEC stating that it owned, together with its affiliates, 0.4 percent of the Plan sponsor's common stock.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,225,457,040
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2009	3,006,857
Less: Amounts allocated to participant withdrawals	(988,238)
Net assets available for benefits per the Form 5500	$1,227,475,659

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, for the year ended December 31, 2009 is presented below.

Total additions reported in the financial statements	$374,614,476
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(70,212)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	3,006,857
Total additions reported on Form 5500	$377,551,121

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to the Form 5500:

Benefits paid to participants per the financial statements	$147,891,513
Less: Benefits payable to participants at December 31, 2008	(1,463,743)
Add: Benefits payable to participants at December 31, 2009	988,238
Benefits paid to participants per Form 5500	$147,416,008

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENT

ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the market participants' assumptions (unobservable inputs). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Participant loans: Valued at amortized cost, which approximates fair value.

Mutual funds: Valued based on the published net asset values as quoted through publicly available pricing sources. These investments are redeemable at any time.

Index funds, target maturity funds, and stable value collective investment trust: Valued at the net asset value established by the fund manager on a daily basis. These investments are redeemable at any time.

Managed accounts: Valued based on the individual securities as quoted through publicly available pricing sources.

Self-directed brokerage accounts: Valued based on the individual securities quoted through publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common Stock – Gannett Co., Inc.	$143,715,003	$ -	$ -	$143,715,003
Common Stock – Managed Accounts	36,851,034	-	-	36,851,034
Liquidity Fund	-	10,785,440	-	10,785,440
Guaranteed Investment Contracts	-	-	230,586,847	230,586,847
Collective Trust	-	18,638,699	-	18,638,699
Participant Loans	-	-	27,190,605	27,190,605
Mutual Funds	549,627,094	-	-	549,627,094
Index Funds	-	78,779,684	-	78,779,684
Target Maturity Funds	-	104,134,777	-	104,134,777
Self-directed Brokerage Account	12,489,200	-	-	12,489,200
Total assets at fair value	$742,682,331	$212,338,600	$257,777,452	$1,212,798,383

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common Stock – Gannett Co., Inc.	$34,511,472	$ -	$ -	$34,511,472
Common Stock – Managed Accounts	30,579,345	-	-	30,579,345
Liquidity Fund	-	24,989,332	-	24,989,332
Guaranteed Investment Contracts	-	-	252,382,830	252,382,830
Collective Trust	-	26,983,496	-	26,983,496
Participant Loans	-	-	29,819,792	29,819,792
Mutual Funds	469,560,559	-	-	469,560,559
Index Funds	-	56,579,301	-	56,579,301
Target Maturity Funds	-	63,418,594	-	63,418,594
Self-directed Brokerage Account	11,075,386	-	-	11,075,386
Total assets at fair value	$545,726,762	$171,970,723	$282,202,622	$999,900,107

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

	In thousands of dollars		
	Guaranteed Investment Contracts	Participant Loans	Total
Balance, beginning of year	$252,383	$29,820	$282,203
Total gains or losses (realized or unrealized) included in changes in net assets	2,937	-	2,937
Purchases, issuances, and settlements, net	(24,733)	(2,629)	(27,362)
Balance, end of year	$230,587	$27,191	$257,778
Total gains or losses included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$1,839	$ -	$1,839

NOTE 9 – SUBSEQUENT EVENT

Effective January 2010, the Plan assets were held under a trust agreement with Northern Trust.

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Gannett Co., Inc. Common Stock *	Employer Securities	$94,065,016	$143,715,003
The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	Liquidity Fund		$10,785,440
SEI Stable Asset Fund	Collective Trust		$18,638,699
AEGON (Monumental Life)	Guaranteed Investment Contract 5.90% due 9/30/13		$5,456,386
Genworth (GE Life & Annuity)	Guaranteed Investment Contract 4.51% due 9/30/10		2,623,759
Genworth (GE Life & Annuity)	Guaranteed Investment Contract 4.52% due 3/31/11		2,815,209
Hartford Life	Guaranteed Investment Contract 4.59% due 6/30/10		1,259,358
Jackson National	Guaranteed Investment Contract 4.7% due 6/30/10		6,332,410
Jackson National	Guaranteed Investment Contract 4.98% due 6/30/11		9,300,118
Metropolitan Life	Guaranteed Investment Contract 5.94% due 9/30/13		4,102,432
Metropolitan Life	Guaranteed Investment Contract 5.21% due 3/31/13		2,901,264
Mutual of America	Guaranteed Investment Contract 5.13% due 6/30/13		4,829,879
New York Life	Guaranteed Investment Contract 5.77% due 9/30/13		6,765,795
Ohio National Life	Guaranteed Investment Contract 5.37% due 3/31/13		4,309,131
Pacific Life	Guaranteed Investment Contract 4.30% due 9/30/10		7,369,612
Pacific Life	Guaranteed Investment Contract 4.48% due 12/31/10		5,217,148
Principal Life Insurance	Guaranteed Investment Contract 5.90% due 12/31/14		11,192,180
Prudential Insurance Company	Guaranteed Investment Contract 5.10% due 3/30/12		7,881,486
Monumental	Guaranteed Investment Contract 2.98%		49,441,874
JP Morgan Chase	Guaranteed Investment Contract 3.08%		49,378,842
State Street Bank	Guaranteed Investment Contract 2.95%		49,409,964
Total Guaranteed Investment Contracts			$230,586,847

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Participant Loans *	Interest rates ranging from 4.25% to 10.50% with maturities ranging from 12 months to 5 years		$27,190,605
AllianceBernstein *	Target Maturity Fund - 2005		$1,672,839
AllianceBernstein *	Target Maturity Fund – 2010		6,785,995
AllianceBernstein *	Target Maturity Fund – 2015		14,872,383
AllianceBernstein *	Target Maturity Fund -- 2020		18,773,682
AllianceBernstein *	Target Maturity Fund – 2025		19,578,228
AllianceBernstein *	Target Maturity Fund – 2030		13,574,868
AllianceBernstein *	Target Maturity Fund – 2035		10,165,167
AllianceBernstein *	Target Maturity Fund – 2040		8,046,908
AllianceBernstein *	Target Maturity Fund – 2045		7,527,004
AllianceBernstein *	Target Maturity Fund – 2050		3,137,703
Total Target Maturity Funds			$104,134,777
American Europacific Growth Fund	Mutual Fund		$121,857,185
Brandywine Fund	Mutual Fund		74,982,155
Dodge & Cox Balanced Fund	Mutual Fund		85,770,354
Dreyfus Cash Management Fund *	Mutual Fund		57,271,101
Pimco Total Return Fund	Mutual Fund		105,848,057
Vanguard S&P 500 Fund	Mutual Fund		65,953,262
NFJ Div Value	Mutual Fund		17,771,854
Columbia Marsico Focused Equities Fund	Mutual Fund		20,173,126
Total Mutual Funds			$549,627,094
BlackRock Russell Growth Index	Index Fund		$43,908,945
BlackRock Russell Value Index	Index Fund		34,870,739
Total Index Funds			$78,779,684

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Accenture PLC Ireland Shs CL A	Common Stock		$249,000
Invesco Ltd Shs	Common Stock		197,316
Marvell Technology Group Ltd Shs	Common Stock		267,675
Adobe Sys Inc Del	Common Stock		220,680
Amazon.com Inc	Common Stock		309,396
American Tower Corp	Common Stock		220,371
Apple Inc	Common Stock		832,897
Baxter Intl Inc	Common Stock		399,024
Blackrock Inc	Common Stock		348,300
C H Robinson Worldwide Inc New	Common Stock		176,190
Carnival Corp Paired CTF 1 Com 1 Tr Sh Ben Int	Common Stock		187,256
Celgene Corp	Common Stock		194,880
Cisco Sys Inc	Common Stock		543,438
Cliffs Nat Res Inc	Common Stock		165,924
Cognizant Tech Solutions Cl A	Common Stock		751,980
Costco Whsl Corp New	Common Stock		260,348
Danaher Corp	Common Stock		496,320
Deere & Co	Common Stock		140,634
Ebay Inc	Common Stock		145,948
Ecolab Inc	Common Stock		178,320
Equinix Inc New	Common Stock		371,525
Expedia Inc Del	Common Stock		105,411
FMC Technologies Inc	Common Stock		179,304
Fastenal Co	Common Stock		216,528
First Solar Inc	Common Stock		176,020
Freeport McMoran Copper & Gold Inc	Common Stock		200,725
Gilead Sciences Inc	Common Stock		289,976
Goldman Sachs Group Inc	Common Stock		388,332
Google Inc Cl A	Common Stock		836,973
Hewlett Packard Co	Common Stock		695,385
Intercontinental Exchange Inc	Common Stock		190,910
IBM Corp	Common Stock		222,530
JPMorgan Chase & Co	Common Stock		512,541
Juniper Networks Inc	Common Stock		325,374
Kohls Corp	Common Stock		253,471
Lam Resh Corp	Common Stock		223,497
Linear Technology Corp	Common Stock		177,132
Mastercard Inc Cl A	Common Stock		486,362
Medco Health Solutions Inc	Common Stock		703,010
Microsoft Corp	Common Stock		350,635
Mindray Med Intl Ltd Sponsored Adr Repstg Cl A	Common Stock		203,520
Monsanto Co New	Common Stock		376,050
Occidental Pete Corp	Common Stock		203,375
Oracle Corporation	Common Stock		397,548
O'Reilly Automotive Inc	Common Stock		182,976

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Petroleo Brasileiro Sa Petrobas Spons Adr	Common Stock		224,096
Priceline Com Inc New	Common Stock		546,250
Qualcomm Inc	Common Stock		680,022
Schlumberger Ltd	Common Stock		234,324
Schwab Charles Corp New	Common Stock		325,586
Southwestern Energy Co (Del)	Common Stock		563,940
Suncor Energy Inc New	Common Stock		243,074
Target Corp	Common Stock		203,154
Teva Pharmaceutical Inds Adr Ltd	Common Stock		511,238
Union Pac Corp	Common Stock		485,640
United Technologies Corp	Common Stock		402,578
Visa Inc Com Cl A	Common Stock		725,918
Wal Mart Stores Inc	Common Stock		192,420
Walgreen Co	Common Stock		194,616
Accenture Plc Ireland Shs Cl A	Common Stock		8,300
Cooper Industries PLC	Common Stock		63,960
Renaissance Re Holdings Ltd	Common Stock		457,090
Tyco Electronics Ltd	Common Stock		549,306
UBS Ag Shs New	Common Stock		467,239
Aetna Inc New	Common Stock		301,943
Alcatel Lucent Sponsored Adr	Common Stock		352,252
Allstate Corp	Common Stock		461,865
Apache Corp	Common Stock		373,991
Avnet Inc	Common Stock		569,270
Avon Prods Inc	Common Stock		307,913
BJ Svcs Co	Common Stock		304,110
Bank of America Corp	Common Stock		391,184
Black & Decker Corp	Common Stock		437,603
Boeing Co	Common Stock		580,544
CA Inc	Common Stock		422,248
Capital One Finl Corp	Common Stock		322,056
Cardinal Health Inc	Common Stock		311,116
Carefusion Corp	Common Stock		200
Charles Riv Laboratories Intl Inc	Common Stock		184,453
Citigroup Inc	Common Stock		300,147
Comerica Inc	Common Stock		317,138
Dell Inc	Common Stock		317,715
Exxon Mobile Corp	Common Stock		414,254
Hartfold Finl Svcs Group Inc	Common Stock		186,662
IMS Health Inc Com Cash Merger	Common Stock		314,321
JP Morgan Chase & Co	Common Stock		332,318
Johnson & Johnson	Common Stock		167,466
Kraft Foods Inc Cl A	Common Stock		275,877
L-3 Communications Hldgs Inc	Common Stock		539,090
Lam Resh Corp	Common Stock		214,675

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Lowes Cos Inc Com	Common Stock		366,053
Magna Intl Inc Cl A	Common Stock		504,535
Mattel Inc Com	Common Stock		24,475
Microsoft Corp Com	Common Stock		343,012
Morgan Stanley	Common Stock		335,960
Motorola Inc Com	Common Stock		142,978
Northrop Grumman Corp Com	Common Stock		670,200
Omnicom Group Inc USDO.15 Com	Common Stock		518,738
PNC Financial Services Group	Common Stock		369,108
JC Penney Co Inc Com	Common Stock		486,298
Popular Inc Com	Common Stock		127,408
Portland Gen Elec Co Com New	Common Stock		352,073
Sempra Energy Com	Common Stock		397,458
Sherwin Williams Co Com	Common Stock		166,455
State Street Corp	Common Stock		350,497
Torchmark Corp	Common Stock		509,820
Valero Energy Corp Com New Co	Common Stock		131,488
Whirlpool Corp Com	Common Stock		350,871
Zimmer Hldgs Inc Com	Common Stock		369,438
Total Common Stock			$36,851,034
Reliance	Self-Directed Brokerage Account		$12,489,200
Total Investments			$1,212,798,383

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 25, 2010

By: /s/ Roxanne V. Horning
Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-154846 and 333-61859) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 25, 2010, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

McLean, Virginia
June 25, 2010